Mail Stop 3561

January 20, 2010

Jeffry E. Sterba, Chief Executive Officer
PNM Resources, Inc.
Alvarado Square
Albuquerque, New Mexico 87158

> **Re:** **PNM Resources, Inc.**
> **Form 10-K for Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 1-32462**
>
> **Public Service Company of New Mexico**
> **Form 10-K for Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 1-06986**
>
> **Texas-New Mexico Power Company**
> **Form 10-K for Year Ended December 31, 2008, as amended**
> **Filed March 2, 2009**
> **Form 10-K/A for the Year Ended December 31, 2007**
> **Filed January 15, 2010**
> **File No. 2-97230**

Dear Mr. Sterba:

We have completed our review of your annual reports on Form 10-K and related filings, and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director